Exhibit (a)(1)(A)

October 19, 2017

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Onvia, Inc.

at

$9.00 Net Per Share

by

Project Olympus Merger Sub, Inc.,

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corporation,

the parent company of

Deltek, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 16, 2017, UNLESS THE OFFER IS EXTENDED

Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), is offering to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in accordance with the terms of the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of October 4, 2017, by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Onvia (the “Merger”) without a vote of the stockholders of Onvia in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Onvia continuing as the surviving corporation and a wholly owned subsidiary of Parent.

The Onvia board of directors, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Onvia’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) the Merger Agreement not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition (as described in this Offer to Purchase) and (B) other customary conditions as described in Section 13 —  “Conditions of the Offer” of this Offer to Purchase. There is no financing condition to the Offer.

A summary of the principal terms of the Offer appears on pages (1) through (5). You should read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions of the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), and either deliver the certificates representing your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by a transfer of Direct Registration Book-Entry Shares (as defined in this Offer to Purchase) or by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case on or prior to the Expiration Date (as defined in this Offer to Purchase), or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot deliver your certificates and all other required documents to the Depositary on or prior to the Expiration Date, or you cannot complete the book-entry transfer procedures on or prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other Offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser, Parent or Deltek.

Deltek, Parent and Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached thereto, the “Schedule TO”) in accordance with the Securities Exchange

Act of 1934, as amended (the “Exchange Act”), furnishing certain additional information with respect to the Offer, and may file amendments or supplements thereto. In addition, Onvia has concurrently filed the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) in accordance with the Exchange Act, setting forth its recommendation with respect to the Offer and furnishing certain additional related information, and may file amendments or supplements thereto. The Schedule TO and the Schedule 14D-9, and any amendments or supplements thereto, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Onvia — Available Information” of this Offer to Purchase.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Deltek, Onvia, the Depositary or the Information Agent or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Deltek, Onvia or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the related Letter of Transmittal and other related materials in their entirety. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below). Parent (as defined below), Purchaser and Deltek (as defined below) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Onvia (as defined below) contained herein and elsewhere in this Offer to Purchase has been provided to Parent, Purchaser and Deltek by Onvia or has been taken from or is based upon publicly available documents or records of Onvia on file with the Securities and Exchange Commission (the “SEC”), including Onvia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequently filed Quarterly Reports on Form 10-Q, as applicable, or other public sources at the time of the Offer. Parent, Purchaser and Deltek have not independently verified the accuracy and completeness of such information.

Principal Terms

•	Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), is offering to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc. (“Onvia”), at a price of $9.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of October 4, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Onvia (the “Merger”), with Onvia continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”).

•	The Offer is the first step in our plan to acquire all of the issued and outstanding Shares in accordance with the terms of the Merger Agreement. If the Offer results in our purchase of a majority of the issued and outstanding Shares, we will acquire the remainder of the Shares in the Merger (other than any Cancelled Onvia Shares (as defined below), the Accepted Onvia Shares (as defined below), and any Shares as to which the holder thereof has properly and validly perfected their statutory appraisal rights (the “Dissenting Shares”) in compliance in all respects with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) for an amount in cash, without interest and subject to any applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), pursuant to Section 251(h) of the DGCL. No appraisal rights are available in connection with the Offer. Under the DGCL, however, stockholders who continuously hold their Shares through the effective time of the Merger (the “Effective Time”) and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. See Section 16 — “Appraisal Rights” of this Offer to Purchase. Any stockholders who did not validly tender their Shares pursuant to the Offer and who did not properly and validly perfect their Shares in accordance with their statutory appraisal rights under the DGCL will receive the same Offer Price for their Shares as was payable in the Offer following the consummation of the Merger.

•	If the Merger occurs, any Shares owned by Onvia or by Parent, Purchaser, Deltek or any other wholly owned subsidiary of Deltek (the “Cancelled Onvia Shares”), and those Shares irrevocably accepted for purchase pursuant to the Offer (the “Accepted Onvia Shares”), will, in each case, be cancelled at the Effective Time as a result of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Onvia Shares pursuant to the Offer). As of the date of this Offer to Purchase, Parent, Purchaser and Deltek do not own any Shares or rights to acquire Shares.

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless we extend the Offer (such time and date at which the Offer will expire, the “Expiration Date”). We will announce any decision to extend the Offer in a press release stating the Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase and not properly withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights” of this Offer to Purchase.

•	We estimate that the total purchase price to acquire all of the Shares in the Offer and to provide funding for the consideration to be paid in the Merger will be approximately $70 million. The Offer is not conditioned upon any financing arrangements. Purchaser intends to finance the acquisition of Shares in the Offer and Merger with its and its affiliates’ cash on hand. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

•	The Merger Agreement does not provide for, and it is not expected that there will be, a “subsequent offering period.” A “subsequent offering period” is different from an extension of the Offer.

Stock Options and Restricted Stock Units

•	The Offer is only for Shares and not for stock options or restricted stock units. If you wish to tender Shares underlying stock options, you must first exercise such stock options (to the extent exercisable) in accordance with their terms, in sufficient time to tender pursuant to the Offer the Shares received upon exercise of such stock options.

•	Stock Options. The Merger Agreement provides that, effective as of the Effective Time, each option to purchase Shares stock outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such stock option will automatically receive an amount in cash equal to (i) the total number of Shares subject to such stock option, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the per share exercise price for such stock option, without interest and subject to any applicable withholding taxes. See Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards” of this Offer to Purchase.

•	Restricted Stock Units. The Merger Agreement provides that, effective as of the Effective Time, each restricted stock unit in respect of Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such restricted stock unit will automatically receive an amount in cash equal to (i) the total number of Shares subject to such restricted stock unit, multiplied by (ii) the Merger Consideration, without interest and subject to any applicable withholding taxes. See Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements — The Merger Agreement — Treatment of Equity Awards” of this Offer to Purchase.

Onvia Board Recommendation

•	The Onvia board of directors (the “Onvia Board”), at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Onvia’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Conditions

•	We are not obligated to purchase any tendered Shares unless, immediately prior to the Expiration Date, there have been validly tendered in the Offer and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined in Section 251(h)(6) of the DGCL)) that, together with any Shares then owned by Parent or any of its subsidiaries, would represent at least one Share more than half of all of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration of the Offer, regardless of the conversion or exercise price). We refer to this condition as the “Minimum Condition.” See Section 13 — “Conditions of the Offer” of this Offer to Purchase. As of the date of this Offer to Purchase, Parent, Purchaser and Deltek do not own any Shares or rights to acquire Shares.

•	The Offer is also conditioned upon the satisfaction or waiver of a number of other important conditions, including, among others: (i) certain representations and warranties made by Onvia being accurate in all materials respects and others being accurate, except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Onvia, (ii) Onvia having performed or complied in all material respects with all covenants and obligations that Onvia is required to comply with or to perform under the Merger Agreement, (iii) there not having been in effect any law or order deemed applicable to the Offer or the Merger, which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger, (iv) the absence of a material adverse effect on Onvia (as provided in the Merger Agreement) since the date of the Merger Agreement and (v) the Merger Agreement not having been terminated in accordance with its terms. Subject to applicable law, we can waive these conditions (other than the Minimum Condition) without Onvia’s consent. See Section 13 — “Conditions of the Offer” of this Offer to Purchase.

•	There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for any and all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares (other than any Cancelled Onvia Shares, Accepted Onvia Shares and Dissenting Shares) for the same cash price in the Merger.

Procedures for Tendering Shares

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, to Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”). These materials must reach the Depositary on or prior to the Expiration Date. You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser;

•

you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary on or prior to the Expiration Date, you may be able to obtain two additional trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed in accordance with the instructions of the Notice of Guaranteed Delivery, to the Depositary on or prior to the Expiration Date. See Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions.

Withdrawal Rights

•	You have the right to, and can, withdraw any Shares that you have validly tendered at any time on or prior to the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may be withdrawn at any time after December 17, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” of this Offer to Purchase.

•	To properly withdraw Shares that you validly tendered, you must deliver a written notice of withdrawal with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

•	Once we accept your tendered Shares on the Expiration Date, you will no longer be able to withdraw them. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” of this Offer to Purchase.

Extension of the Offer

•	We may be required under the Merger Agreement to extend the Offer (i) for the minimum period required by any applicable law, regulation, interpretation or position of the SEC, the NASDAQ Capital Market (“NASDAQ”) or their respective staff; or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Onvia may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions (as defined in the Merger Agreement) have not been satisfied or waived, until such time as all Offer Conditions are satisfied or waived, except that without Onvia’s written consent, we may not extend the Offer beyond April 2, 2018. There can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares validly tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

Dividends and Distributions

•	Under the terms of the Merger Agreement, without Parent’s prior written consent, Onvia is not permitted to declare, authorize, set aside or pay any dividend or make any other distribution on any shares of its capital stock. See Section 14 — “Dividends and Distributions” of this Offer to Purchase.

Recent Onvia Trading Prices; Subsequent Trading

•	On October 4, 2017, the last full trading day prior to the execution of the Merger Agreement, the closing price of the Shares reported on NASDAQ was $4.50 per Share.

•	The Offer Price of $9.00 per Share represents a premium of approximately 100% to the closing price of the Shares reported on NASDAQ on October 4, 2017, the last full trading day prior to the execution of the Merger Agreement.

•	On October 17, 2017, the latest practicable date prior to commencement of the Offer, the closing price of the Shares reported on NASDAQ was $8.90 per Share.

•	Immediately following closing of the Merger, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that any listed shares of common stock have at least 300 total stockholders. Immediately following the consummation of the Merger, we intend to cause Onvia to delist the Shares from NASDAQ and deregister the Shares under the Exchange Act.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares pursuant to the Offer. See Section 6 — “Price Range of Shares; Dividends” of this Offer to Purchase.

U.S. Federal Income Tax Treatment

•	If you are a “United States Holder” (as defined in Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase), your receipt of cash for Shares in the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. You generally will recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your tax basis in the Shares you sell in the Offer or that are converted pursuant to the Merger. That gain or loss will be capital gain or loss if the Shares are capital assets in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisors as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

Further Information

•	For further information, you can call MacKenzie Partners, Inc., the information agent for the Offer, toll-free at (800) 322-2885, or collect at (212) 929-5500, or email at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase for additional contact information.

To All Holders of Shares of Common Stock of Onvia:

INTRODUCTION

Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), hereby offers to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is only for Shares and not for stock options or restricted stock units.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN, IRS Form W-8BEN-E or other IRS Form W-8, as applicable, you may be subject to U.S. federal backup withholding at a rate of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase. Purchaser will pay all charges and expenses of Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) the Merger Agreement (as defined below) not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition (as described in this Offer to Purchase) and (B) other customary conditions as described in Section 13 — “Conditions of the Offer” of this Offer to Purchase (collectively, the “Offer Conditions”). There is no financing condition to the Offer.

The Minimum Condition requires that, immediately prior to the Expiration Date (as defined below), there be validly tendered and not properly withdrawn that number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) that, together with the Shares then owned by Parent or any its subsidiaries, would represent at least one Share more than half of all of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration of the Offer, regardless of the conversion or exercise price). According to Onvia, as of October 16, 2017, there were 7,322,893 Shares issued and outstanding, up to 987,751 Shares issuable upon the exercise of outstanding stock options, up to 25,000 Shares issuable upon the vesting of outstanding restricted stock units, and 10,649 Shares issuable on October 31, 2017 pursuant to Onvia’s Amended 2000 Employee Stock Purchase Plan, as amended (the “ESPP”). As of the date of this Offer to Purchase, Parent, Purchaser and Deltek do not own any Shares or rights to acquire Shares. Accordingly, based on the number of Shares, stock options and restricted stock units outstanding as of such date, and assuming that no stock options or restricted stock units outstanding are exercised or vest, as applicable, the Minimum Condition would be satisfied if at least 4,173,148 Shares are validly tendered pursuant to the Offer and not properly withdrawn. We occasionally refer to Shares accepted for purchase pursuant to the Offer as the “Accepted Onvia Shares.”

The Offer is being made in accordance with the terms of the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of October 4, 2017, by and among Onvia, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. The Merger Agreement provides, among other things, that after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Onvia (the “Merger”) without a vote of the stockholders of Onvia in accordance with Section 251(h) of the DGCL, with Onvia continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share outstanding (other than any Shares owned by Onvia or by Parent, Purchaser, Deltek or any other wholly owned subsidiary of Parent (the “Cancelled Onvia Shares”), the Accepted Onvia Shares and Shares held by stockholders who have properly and validly perfected appraisal rights (the “Dissenting Shares”) in compliance in all respects with Section 262 of the DGCL (as defined below)) immediately prior to the effective time of the Merger (the “Effective Time”) will as a result of the Merger, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to any applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Onvia will cease to be a publicly traded company and will become a wholly owned subsidiary of Deltek. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” of this Offer to Purchase. Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger. We recommend that stockholders consult their own tax advisors regarding the tax consequences of the sale of Shares in the Offer and the Merger.

Pursuant to the Merger Agreement, from and after the Effective Time, until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected or appointed in accordance with applicable law, the directors of the board of directors of the Surviving Corporation will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless the Offer is extended. See Section 1 — “Terms of the Offer,” Section 13 — “Conditions of the Offer” and Section 15 — “Certain Legal Matters; Regulatory Approvals” of this Offer to Purchase.

The Onvia board of directors (the “Onvia Board”), at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Onvia’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For factors considered by the Onvia Board, see Onvia’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) and which will be furnished by Onvia to the stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Merger Agreement; Reasons for the Recommendation of the Board.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger without the vote of the stockholders of Onvia in accordance with Section 251(h) of the DGCL.

No appraisal rights are available in connection with the Offer. However, under the applicable provisions of the Merger Agreement and the DGCL, stockholders of Onvia will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly and validly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Appraisal Rights” of this Offer to Purchase.

This Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9 contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase and not properly withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on November 16, 2017, unless Purchaser has extended the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Condition and other customary conditions described in Section 13 — “Conditions of the Offer” of this Offer to Purchase. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right to increase the Offer Price, waive any Offer Condition other than the Minimum Condition and to make any other change in the terms or condition of the Offer not inconsistent with the terms of the Merger Agreement at any time on or prior to the Expiration Date. However, we have agreed in the Merger Agreement that we will not, without the prior written consent of Onvia, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in any manner that adversely affects holders of Shares, (vi) amend or modify the Minimum Condition, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

Any extension or amendment of the Offer, waiver of an Offer Condition, delay in acceptance for payment or payment, or termination of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension of the Offer to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Without limiting our obligation under such requirements or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to PR Newswire (or such other national media outlet or outlets as we deem prudent) and by making any appropriate filing with the SEC.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not properly withdrawn. We may be required under the Merger Agreement to extend the Offer (i) for the minimum period required by any applicable law, regulation, interpretation or position of the SEC, the NASDAQ Capital Market (“NASDAQ”) or their respective staff, or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Onvia may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions have not been satisfied or waived, until such time as all Offer Conditions are satisfied or waived, except that without Onvia’s written consent, we may not extend the Offer beyond April 2, 2018 (the “End Date”). There can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares validly tendered and not properly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional Offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. We understand that it is the SEC’s view that a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage or securities sought, a minimum of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or prior to the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were validly tendered before the announcement of the increase in consideration.

The Merger Agreement does not provide for, and it is not expected that there will be, a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, on the Expiration Date, any of the Offer Conditions have not been satisfied or waived by us. See Section 13 — “Conditions of the Offer” of this Offer to Purchase. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements — The Merger Agreement — Termination” of this Offer to Purchase.

As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Onvia in accordance with Section 251(h) of the DGCL.

Onvia has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the list of stockholders of Onvia and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on a list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) under the Exchange Act, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Shares

Subject to the satisfaction or waiver of all the conditions to the Offer Conditions set forth in Section 13 — “Conditions of the Offer” of this Offer to Purchase, we will accept for payment and pay for, promptly after the Expiration Date (in any event, no more than two business days after the consummation of the Offer), all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 — “Certain Legal Matters; Regulatory Approvals” of this Offer to Purchase.

In all cases, payment for any Shares validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn on or prior to the Expiration Date as, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for purchase pursuant to the Offer for any reason, or if certificates are submitted evidencing more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates representing the Shares not tendered will be sent) without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained by DTC.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender your Shares pursuant to the Offer, (a) a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer of

Shares, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) the Letter of Transmittal must indicate the tender of Direct Registration Book-Entry Shares or (iii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. An Agent’s Message also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Direct Registration Account. If you hold your Shares in a direct registration account maintained by Onvia’s transfer agent (such shares, “Direct Registration Book-Entry Shares”), in order to validly tender your Direct Registration Book-Entry Shares pursuant to the Offer, you must deliver the Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or you must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within one business day after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program, or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates representing Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, must accompany each delivery of certificates.

Guaranteed Delivery. If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot deliver your certificates and all other required documents to the Depositary on or prior to the Expiration Date, or you cannot complete the book-entry transfer procedures on or prior to the Expiration Date, you may tender your Shares by satisfying all of the requirements set forth below:

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) on or prior to the Expiration Date; and

•	the certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation or indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares with respect to all such Shares), together with a Letter of Transmittal, properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For purposes of the Merger Agreement and the Offer including for purposes of determining whether the Minimum Condition has been satisfied, unless otherwise mutually agreed to by Onvia and Purchaser, any Shares subject to Notices of Guaranteed Delivery will be deemed not to be validly tendered into the Offer unless and until the Shares underlying such Notices of Guaranteed Delivery are actually received (as defined by Section 251(h)(6) of the DGCL).

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates evidencing (or a timely Book-Entry Confirmation with respect to) such Shares (including those tendered pursuant to the guaranteed delivery procedures set forth above), (b) a Letter of Transmittal (or a manually signed photocopy thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. In addition, if the Shares to be tendered are Direct Registration Book-Entry Shares, the Letter of Transmittal must indicate that such Shares are Direct Registration Book-Entry Shares. Accordingly, tendering stockholders may be paid at different times depending upon when certificates evidencing Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures set forth above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Onvia, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of the stockholders of Onvia or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares as provided herein, for any meeting of the stockholders of Onvia.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser, Deltek, the Depositary, the Information Agent or any of their respective affiliates or assigns or any other person will be under any duty to give notification of any defects or irregularities in tenders of Shares or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4.	Withdrawal Rights

Shares validly tendered pursuant to the Offer may be properly withdrawn at any time on or prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be properly withdrawn at any time after December 17, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at this Offer to Purchase at any time on or prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form, validity and eligibility (including time of receipt) of any notice of withdrawal and our determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. None of Parent, Purchaser, Deltek, the Depositary, the Information Agent or any of their respective affiliates or assigns or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Department of Treasury (“Treasury”) regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax consequences that may be relevant to the Offer and the Merger. The U.S. federal income tax consequences set forth below are based on current law. Because individual circumstances may differ, each holder should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such holder and the particular tax effects of the Offer and the Merger to such holder, including the application and effect of U.S. federal estate and gift, state, local and other tax laws.

The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of stock options, vesting of other equity awards or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), Shares held by a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under the DGCL.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the tax activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal, state, local and other tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States of America;

•	a corporation (or any other entity treated as a corporation for these purposes) created or organized in or under the laws of the United States of America, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by such United States Holder in the Offer or the Merger and (ii) the United States Holder’s tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares have been held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Capital losses are subject to limits on deductibility.

Non-United States Holders

For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes). In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States of America (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States of America), in which event (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-8BEN or IRS Form W-8BEN-E), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•

the Non-United States Holder is an individual present in the United States of America for 183 or more days during the taxable year of the sale and certain other conditions exist, in which event the Non-United States Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares, net (together with other such gains) of applicable U.S. source losses from sales or exchanges of other capital assets recognized during the year; or

•	Onvia is or has been a United States real property holding corporation for U.S. federal income tax purposes (which Onvia believes it is not and has not been) and the Non-United States Holder held more than 5% of the Shares, directly or indirectly, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares and such holder is not eligible for any treaty exemption.

Information Reporting and Backup Withholding

Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax, provided the required information is timely furnished in the appropriate manner to the IRS. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8, as applicable.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends

According to Onvia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”), the Shares are traded on NASDAQ under the symbol “ONVI.” The following table sets forth, for the periods indicated, the high and low prices per Share on NASDAQ as reported in the Form 10-K with respect to periods through December 31, 2016 and as reported by published financial sources for periods starting January 1, 2017.

Fiscal Year	High	Low
2015:
First Quarter	$5.38	$4.40
Second Quarter	$4.72	$4.11
Third Quarter	$4.28	$3.76
Fourth Quarter	$4.12	$3.00

2016:
First Quarter	$3.76	$3.26
Second Quarter	$4.49	$3.35
Third Quarter	$5.22	$3.68
Fourth Quarter	$5.25	$4.20

2017:
First Quarter	$4.85	$3.90
Second Quarter	$4.85	$4.10
Third Quarter	$4.75	$4.10
Fourth Quarter (through October 17, 2017)	$8.99	$4.44

On October 4, 2017, the last full trading day prior to the execution of the Merger Agreement, the closing price of the Shares reported on NASDAQ was $4.50 per Share. On October 17, 2017, the latest practicable date prior to the commencement of the Offer, the closing price of the Shares reported on NASDAQ was $8.90 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that Onvia has not declared or paid cash dividends on its capital stock since May 6, 2002. Under the terms of the Merger Agreement, without Parent’s prior written consent, Onvia is not permitted to declare, authorize, set aside or pay any dividend or make any other distribution on any shares of its capital stock. See Section 14 — “Dividends and Distributions” of this Offer to Purchase.

7.	Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following consummation of the Offer.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following closing of the Merger (the “Closing”), the Shares may no longer meet the requirements for continued listing on NASDAQ. According to the published NASDAQ guidelines, NASDAQ would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 300 or the number of publicly held Shares (as determined pursuant to NASDAQ rules) falls below 500,000. Immediately following the consummation of the Merger, we intend to cause the Surviving Corporation to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Onvia to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Onvia to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Onvia, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Onvia and persons holding “restricted securities” of Onvia to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend to cause Onvia to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If the registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.	Certain Information Concerning Onvia

The following description of Onvia and its business has been taken from the Form 10-K and is qualified in its entirety by reference to the Form 10-K.

Onvia is a Delaware corporation incorporated in January 2000. Onvia’s common stock trades on NASDAQ under the symbol “ONVI.” Onvia’s principal executive offices are located at 509 Olive Way, Suite 400, Seattle, Washington 98101. Onvia’s telephone number at such principal executive offices in (206) 282-5170.

Onvia is a leading commerce intelligence company at the core of the Business to Government (B2G) marketplace. Over the last 17 years, Onvia has developed domain expertise and advanced technologies to curate data on millions of exchanged contracts, agencies and decision makers, vendors and channels, projects and investment plans, awards records and market trends. Onvia’s B2G Intelligence System (B2GIS) delivers quality leads, process agility and strategic foresight, equipping companies of all sizes to grow their public sector business and help government agencies gain procurement efficiency.

Available Information. Onvia is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Onvia’s business, capital structure, operating results, financial condition, directors and officers (including their remuneration and stock options and restricted stock units granted to them), the principal holders of Onvia’s securities, any material interests of such persons in transactions with Onvia, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Onvia stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Onvia, that file electronically with the SEC. The address of that website is http://www.sec.gov. Onvia also maintains a website at http://www.onvia.com. The information contained in, accessible from or connected to Onvia’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Onvia’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Onvia contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Onvia taken or derived from such documents and records is qualified in its entirety by reference to Onvia’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any material misstatements or omissions, none of Parent, Purchaser, Deltek, the Information Agent, the Depositary or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning Onvia contained in such documents and records or for any failure by Onvia to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser, Parent and Deltek

Purchaser. Purchaser is a Delaware corporation formed on October 2, 2017 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those incident to its formation and to the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the consummation of the Merger, Purchaser’s separate corporate existence will cease and Onvia will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent. Purchaser’s principal executive offices are located at 2291 Wood Oak Drive, Herndon, Virginia 20171. Purchaser’s telephone number at such principal executive offices is (703) 734-8606.

Parent. Parent is a Delaware corporation. Parent’s principal executive offices are located at 2291 Wood Oak Drive, Herndon, Virginia 20171. Parent’s telephone number at such principal executive offices is (703) 734-8606. Parent is the beneficial owner of all of the outstanding shares of common stock, $0.001 par value per share, of Deltek. Parent is an indirect wholly owned subsidiary of Roper Technologies, Inc., a Delaware corporation (“Roper”), which is listed on the New York Stock Exchange under the symbol “ROP.”

Deltek. Deltek is the leading global provider of enterprise software and information solutions for government contractors, professional services firms and other project-based businesses. For decades, Deltek has delivered actionable insight that empowers its customers to unlock their business potential. 22,000 organizations and millions of users in over 80 countries around the world rely on Deltek to research and identify opportunities, win new business, recruit and develop talent, optimize resources, streamline operations and deliver more profitable projects. Deltek is a Delaware corporation with its principal executive offices located at 2291 Wood Oak Drive, Herndon, Virginia 20171. Deltek’s telephone number at such principal executive offices is (703) 734-8606.

Additional Information. The name, business address, citizenship, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Parent, Purchaser, Deltek and Roper, are set forth in Schedule A to this Offer to Purchase.

None of Parent, Purchaser, Deltek, Roper or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as provided in the Merger Agreement or otherwise described in this Offer to Purchase: (i) none of Parent, Purchaser, Deltek, Roper or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser, Deltek, Roper or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Onvia; (ii) none of Parent, Purchaser, Deltek, Roper or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in

Shares or any other equity securities of Onvia during the past 60 days; (iii) none of Parent, Purchaser, Deltek, Roper, their subsidiaries or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, has any contract, arrangement, or understanding with any other person with respect to any securities of Onvia (including, but not limited to, any contract, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Parent, Purchaser, Deltek, Roper, their subsidiaries or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Onvia or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, Deltek, Roper, their subsidiaries or, to the knowledge of Parent, Purchaser, Deltek or Roper after reasonable inquiry, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Onvia or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Onvia securities, an election of Onvia directors or a sale or other transfer of a material amount of assets of Onvia.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Deltek, Parent and Purchaser filed with the SEC the Schedule TO, including all exhibits thereto. The Schedule TO, including all exhibits thereto, should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet website that contains filings made with the SEC in connection with the Offer and the Merger. The address of that website is http://www.sec.gov. The website address referred to in this paragraph is an inactive text reference and is not intended to be an actual link to the website.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements

Background of the Offer. The following chronology summarizes the key meetings and material events between representatives of Parent, Purchaser, Deltek, Roper and Onvia and their respective advisors that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every communication or conversation among the representatives of Parent, Purchaser, Deltek, Roper and Onvia. For a review of Onvia’s additional activities relating to these contacts, please refer to the Schedule 14D-9 being mailed to stockholders of Onvia with this Offer to Purchase.

As part of the continuous evaluation of its business and plans, Parent regularly considers and evaluates different strategies to improve its business position and enhance its value, including opportunities for strategic transactions.

On July 17, 2017, Michael Corkery, Chief Executive Officer of Deltek, received a telephone call from Russell Mann, Onvia’s Chief Executive Officer. Mr. R. Mann indicated that Onvia had received an inbound indication of interest to acquire the business and had retained GCA Advisors, LLC (“GCA”) to examine potential strategic opportunities for Onvia. Mr. R. Mann further indicated that the Onvia Board had decided to invite a select group of potential buyers to learn more about the Onvia business. Mr. R. Mann commented that Onvia wanted Deltek to participate in the process because Onvia saw Deltek as a logical fit for the business. Later that day, Mr. Corkery contacted Neil Hunn, Executive Vice President of Roper, to discuss the details of Mr. Corkery’s conversation with Mr. R. Mann and the potential opportunity for Deltek to acquire Onvia.

On July 24, 2017, Messrs. Hunn and Corkery and Pete Mann, Deltek’s Senior Vice President, Corporate Development, Product Alliances and Cloud, participated in a telephone conversation with Steve Fletcher of GCA to discuss the potential opportunity for Deltek to acquire Onvia. Pete Mann of Deltek is not related to Russell Mann of Onvia.

On August 1, 2017, Onvia and Roper entered into a confidentiality agreement, which included, among other things, a standstill provision that prohibited Roper from making any proposal regarding a possible acquisition of Onvia, other than in response to a written invitation by the Onvia Board, and began sharing confidential Onvia financial and organizational information with Parent and Deltek.

On August 1, 2017, Mr. R. Mann and Onvia’s Chief Financial Officer, Cameron Way, met with several representatives of the Deltek management team at Deltek’s offices in Herndon, Virginia and provided a more detailed review of the Onvia business and the opportunities represented by a potential transaction. Several representatives of Roper, including Brian Jellison, Roper’s President and Chief Executive Officer, and Robert Crisci, Roper’s Vice President and Chief Financial Officer, as well as Mr. Hunn, attended a portion of this meeting by telephone.

On August 8, 2017, GCA conducted a conference call with Mr. Hunn and Mr. P. Mann regarding the timing of the transaction process.

On August 10, 2017, GCA forwarded to Deltek and Roper an initial process letter with instructions on submitting a formal bid to acquire the equity interests of Onvia, and on August 14, 2017, Parent and Deltek were provided access to Onvia financial projections.

On August 17, 2017, GCA conducted a brief conference call with Mr. Corkery and Mr. Hunn regarding the status of the transaction process.

On August 25, 2017, on behalf of Parent and Deltek, Roper submitted to GCA a non-binding indication of interest to acquire one hundred percent of the outstanding equity interests of Onvia at an expected offer price between $7.85 and $8.35 per share, with no financing condition.

On August 29, 2017, Messrs. Corkery and P. Mann, together with Messrs. Jellison, Crisci and Hunn and Roper’s Vice President and Controller, Jason Conley, participated in a telephone call with GCA. During the call, GCA indicated that Onvia planned to invite Deltek and one other third-party to move forward in the process, and that information about submitting revised offers would be forthcoming.

On September 8, 2017, GCA forwarded to Deltek and Roper a second process letter, which included instructions on submitting an updated bid to acquire the equity interests of Onvia. In addition, on that date, Onvia provided Parent, Deltek and their advisors with access to confidential diligence materials in an electronic data room. From this date through October 4, 2017, Parent, Deltek and their advisors conducted due diligence on Onvia and its business.

On September 11, 2017, the Onvia management team led a remote demonstration of the Onvia product lines and end-user interfaces for representatives of Parent and Deltek.

On September 15, 2017, Mr. Mann reviewed with representatives of Parent and Deltek Onvia’s sales and marketing organization structure and the responsibilities, as well as Onvia’s technology organization.

On September 21, 2017, management of Deltek and Roper reviewed with Roper’s board of directors the proposed parameters of the potential acquisition of Onvia and Roper’s board of directors approved a resolution authorizing the acquisition of Onvia, subject to these parameters and other customary conditions and limitations.

On September 25, 2017, on behalf of Parent and Deltek, Roper submitted to GCA an updated non-binding indication of interest to acquire one hundred percent of the outstanding equity interests of Onvia at a price of $9.00 per share, with no financing condition and based on certain assumptions, including that Onvia would have $6 million in cash upon the closing of the transaction. The updated non-binding indication of interest was subject to the completion of diligence with respect to outstanding equity awards. Roper also provided a full mark-up of the draft Merger Agreement previously provided on behalf of Onvia.

On September 28, 2017, representatives from GCA and Mr. Hunn discussed the updated non-binding indication of interest that Roper submitted on behalf of Parent and Deltek, including, among other things, the request by Onvia to remove the $6 million closing cash assumption.

On September 29, 2017, on behalf of Parent and Deltek, Roper submitted to GCA a further revised non-binding indication of interest to acquire one hundred percent of the outstanding equity interests of Onvia at a price of $9.00 per share, without a financing condition, removing the $6 million closing cash assumption, and subject to the completion of remaining diligence. This further revised non-binding indication of interest included an exclusivity provision, which, if accepted, required Onvia to negotiate exclusively with Parent and Purchaser for a period of seven days from acceptance of the proposed financial terms for the transaction.

On September 29, 2017, GCA, on behalf of Onvia, agreed to the terms of Parent and Deltek’s further revised non-binding indication of interest to purchase all of the outstanding equity interests of Onvia for $9.00 per share, without a financing condition, subject to the completion of remaining diligence.

On September 29 and September 30, 2017, John Stipancich, Vice President and Secretary of Parent and Deltek and Vice President, General Counsel and Secretary of Roper, and Jones Day discussed and negotiated the key open points on the Merger Agreement with Perkins Coie, which included Parent and Purchaser’s proposed termination fee of $5 million, as well as the ability of Parent and Purchaser to terminate the Merger Agreement upon a breach by Onvia of its non solicitation obligations.

Between September 29 and October 4, 2017, representatives of Perkins Coie and Jones Day negotiated and exchanged drafts of the Merger Agreement and disclosure schedules, which focused on the size of the termination fee payable by the Company upon termination of the Merger Agreement and the circumstances under which such fee would be payable. Representatives of Parent and Deltek also completed any remaining due diligence.

During the evening of October 4, 2017, the boards of directors of Parent, Purchaser and Deltek reviewed the terms of the Merger Agreement and the final offer price. Each of the boards of directors of Parent, Purchaser and Deltek unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

During the evening of October 4, 2017, the parties entered into the Merger Agreement. On the morning of October 5, 2017, before the opening of NASDAQ, Deltek issued a press release announcing the execution of the Merger Agreement and the proposed acquisition of Onvia. A copy of the press release is filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on October 5, 2017 and is incorporated herein by reference.

On October 19, 2017, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements. For more information on the Merger Agreement and the other agreements between Parent, Purchaser, Deltek, Roper and Onvia and their respective related parties, see Section 9 — “Certain Information Concerning Purchaser, Parent and Deltek,” Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements” and Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

11.	Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements

Purpose of the Offer and Plans for Onvia. The purpose of the Offer is for Parent, indirectly through Purchaser, to acquire control of, the entire equity interest in, Onvia. The Offer, as a first step in the acquisition of Onvia, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the capital stock of Onvia not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the Offer Acceptance Time (as defined below), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Onvia or any right to participate in its earnings and future growth. If you do not sell your Shares, but the Merger is consummated, you will also no longer have an equity interest in Onvia. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Onvia.

In accordance with the Merger Agreement, if we accept for payment and pay for a majority of the issued and outstanding Shares in the Offer, we will acquire the remaining Shares pursuant to the Merger.

Parent and Purchaser are conducting a detailed review of Onvia and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon consummation of the Offer. We will continue to evaluate the business and operations of Onvia during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Onvia’s business, operations, and management with a view of optimizing development of Onvia’s potential in conjunction with Deltek’s existing, complimentary businesses. We expect that Onvia will continue operating as a critical component of Deltek’s overall product offering. However, plans may change based on further analysis, including changes in Deltek’s or Onvia’s business, corporate structure, optimization of operating and/or tax structure, charter, bylaws, capitalization, board of directors and management.

Except as disclosed above or otherwise in this Offer to Purchase, we do not have any confirmed plans or proposals that would relate to or result in (i) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or relocation of operations, involving Onvia (other than internal transactions for optimization of operating and/or tax structure), (ii) any sale or transfer of a material amount of assets of Onvia, (iii) any material changes in Onvia’s capitalization or dividend policy or (iv) any other material changes in Onvia’s corporate structure or business.

To the best knowledge of Parent and Purchaser, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Onvia, on the one hand, and Parent or Purchaser, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Onvia entering into any such agreement, arrangement or understanding.

Unless otherwise determined by Parent prior to the Effective Time, the board of directors and officers of the Surviving Corporation from and after the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read as set forth in Exhibit B to the Merger Agreement, and the bylaws of the Surviving Corporation will be amended and restated in their entirety to read as set forth in Exhibit C to the Merger Agreement.

The Merger Agreement. The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on October 19, 2017 (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Onvia.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Deltek, Parent, Purchaser, Onvia or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk among the parties thereto and governing contractual rights and relationships among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or Onvia. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Deltek, Parent, Purchaser, Onvia or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and Onvia publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than October 27, 2017). Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer and not properly withdrawn is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions described in Section 13 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment). If such conditions are satisfied or waived, Purchaser will accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date (the “Offer Acceptance Time”)

The Merger Agreement requires us to extend the Offer (i) for the minimum period required by any applicable law, regulation, interpretation or position of the SEC, NASDAQ or their respective staff; or (ii) for one or more successive periods of up to ten business days per extension (or such longer period as we and Onvia may mutually agree), if, at the time the Offer is scheduled to expire, any of the Offer Conditions have not been satisfied or waived, until such time as all Offer Conditions are satisfied or waived, except that without Onvia’s written consent, we may not extend the Offer beyond the End Date.

Board Recommendation. The Onvia Board, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of Onvia’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with the DGCL and (iii) resolved to recommend that the stockholders of Onvia accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”).

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Onvia, and, as a result of the Merger, the separate corporate existence of Purchaser will cease. Onvia will survive the Merger as a wholly owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL as soon as practicable following the Offer Acceptance Time upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, without any stockholder vote.

Charter, Bylaws, Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read as set forth in Exhibit B to the Merger Agreement, and the bylaws of the Surviving Corporation will be amended and restated in their entirety to read as set forth in Exhibit C to the Merger Agreement.

Unless otherwise determined by Parent prior to the Effective Time, the board of directors and officers of the Surviving Corporation from and after the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

Conversion of Shares. At the Effective Time, each Share then issued and outstanding (other than the Cancelled Onvia Shares, the Accepted Onvia Shares and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, payable to such holder upon surrender of the certificate evidencing (or upon book-entry transfer of) such Shares. At the Effective Time, all of the Cancelled Onvia Shares (if any) and the Accepted Onvia Shares will be cancelled, and no further consideration will be paid for such Shares (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to such Accepted Onvia Share pursuant to the Offer). At the Effective Time, each share of Purchaser’s common stock then issued and outstanding will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. The Shares of stockholders who properly demand and validly perfect their statutory rights to appraisal in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL.

Treatment of Equity Awards.

•	Stock Options. The Merger Agreement provides that, effective as of the Effective Time, each option to purchase Shares stock outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such stock option will automatically receive an amount in cash equal to (i) the total number of Shares subject to such stock option, multiplied by (ii) the excess (if any) of (A) the Merger Consideration over (B) the per share exercise price for such stock option, without interest and subject to any applicable withholding taxes.

•	Restricted Stock Units. The Merger Agreement provides that, effective as of the Effective Time, each restricted stock unit in respect of Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such restricted stock unit will automatically receive an amount in cash equal to (i) the total number of Shares subject to such restricted stock unit, multiplied by (ii) the Merger Consideration, without interest and subject to any applicable withholding taxes.

•	ESPP. The Merger Agreement provides that, prior to the Effective Time, Onvia will take such actions necessary with respect to the ESPP to cause (i) the early termination of any then-ongoing offering or purchase period, (ii) accumulated contributions under such offering or purchase period to be used to purchase Shares, and (iii) the termination of the ESPP. Shares purchased pursuant to the ESPP will be treated in accordance with the provisions governing the conversion of Shares under the Merger Agreement.

Representations and Warranties. In the Merger Agreement, Onvia has made customary representations and warranties to Parent and Purchaser with respect to, among other matters:

•	corporate matters, such as due incorporation, power and authority and equity interests in other entities;

•	organizational documents;

•	capitalization;

•	authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement and the Board Recommendation;

•	no violations of organizational documents, applicable law, required consents or filings;

•	SEC filings, financial statements and internal controls;

•	the absence of certain changes to the business of Onvia since June 30, 2017;

•	title to assets;

•	real property;

•	intellectual property;

•	material contracts;

•	the absence of undisclosed liabilities;

•	compliance with laws;

•	permits;

•	compliance with anti-corruption and anti-bribery laws;

•	tax matters;

•	labor and employment matters and benefit plans;

•	environmental matters;

•	insurance;

•	affiliate transactions;

•	inapplicability of takeover laws;

•	required vote to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement;

•	fairness opinion of its financial advisor;

•	brokers’ and certain fees;

•	accuracy of information included in the Schedule 14D-9 and information provided for inclusion in the Schedule TO and other documents relating to the Offer; and

•	employee agreements.

Some representations and warranties in the Merger Agreement made by Onvia are qualified as to “materiality” or “Material Adverse Effect”, by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement or assuming the accuracy of certain Parent and Purchaser representations and warranties. “Material Adverse Effect” means any change, event, condition, occurrence, fact, circumstance, effect, action or omission that, individually or in the aggregate, does or would reasonably be expected to (i) result in a material adverse effect on the assets, liabilities, business, properties, or results of operations (financial or otherwise) of Onvia or (ii) prevent, materially impede or materially delay the consummation by Onvia of the

Merger or the transactions contemplated by the Merger Agreement; provided, however, that a Material Adverse Effect will not include any changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions (by itself or when aggregated or taken together with any and all other changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions) resulting from, attributable to or arising out of any of the following (except, in the case of clauses (a), (b), (e), (f), (g), to the extent such changes, events, conditions, occurrences, facts, circumstances, effects, actions or omissions events disproportionately impact Onvia in any material respect relative to other companies operating in any industry or industries in which Onvia operates): (a) general conditions of the economy in the United States or any other country or region in the world (or changes in such conditions), or conditions in the global economy; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world or any acts of terrorism, sabotage or war (including any escalation or general worsening of any such acts of terrorism, sabotage or war) in the United States or any other country or region in the world; (c) change in Onvia’s stock price or the trading volume of Onvia’s stock, in and of itself (it being understood that the changes underlying or contributing to any such failure will not be excluded under this definition), (d) any failure of Onvia to meet analysts’ expectations or projections of Onvia’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Onvia to meet any internal budgets, plans or forecasts of its revenues, earnings, or other financial performance, or results of operations for any period, in and of itself (it being understood that the changes underlying or contributing to any such failure will not be excluded under this definition); (e) any change in any law or other legal or regulatory condition (or the interpretation thereof) or generally accepted accounting principles in the United States (“GAAP”) or other accounting standards (or the interpretation thereof); (f) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country, and changes in exchange rates for the currencies of any countries; (g) conditions (or changes in such conditions) generally affecting the industries in which Onvia conducts business; (h) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, and other force majeure events in the United States or any other country or region in the world; (i) the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of Onvia with employees, suppliers, customers, partners, vendors or any other third person; (j) the compliance by Onvia with the terms of the Merger Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement; (k) any action taken or refrained from being taken to which Parent has expressly approved, consented to or requested in writing following the date hereof; or (l) any legal proceeding commenced or threatened by any current or former stockholder of Onvia (on their own behalf or on behalf of Onvia) against Onvia, any of its executive officers or other employees or any member of the Onvia Board in connection with, arising from or otherwise relating to the Offer, the Merger or any transaction contemplated by the Merger Agreement (including any legal proceeding alleging or asserting any misrepresentation or omission in any documents (including exhibits and all other information incorporated therein) filed with or furnished to the SEC).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Onvia with respect to:

•	corporate matters, such as due incorporation, power and authority and equity interests in other entities;

•	ownership and operation of Purchaser;

•	authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	no violations of organizational documents, applicable law, required consents or filings;

•	accuracy of information included in the Schedule 14D-9 and information provided for inclusion in the Schedule TO and other documents relating to the Offer;

•	litigation;

•	availability of funds and solvency; and

•	ownership of Onvia’s common stock.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” and “adversely affecting” Parent or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement or by knowledge.

Covenants. The parties have agreed to a number of customary covenants in the Merger Agreement, including, among others, the covenants described below.

Access to Information. Subject to applicable law and certain exceptions, prior to the earlier of the Effective Time and the termination of the Merger Agreement (and upon reasonable advance notice), Onvia will provide Parent and its representatives reasonable access, during normal business hours and in a manner that does not interfere unreasonably with the normal operation of Onvia’s business, to its representatives, personnel, properties, files, assets, customers, suppliers, vendors, books, records and other documents and information relating to Onvia.

Operation of Business. The Merger Agreement obligates Onvia, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, to conduct its business and operations in the ordinary course and in substantially the same manner as previously conducted and to use its reasonable best efforts to preserve intact the components of its current business organization, including keeping available the services of its officers, directors and employees, maintaining relations and goodwill with suppliers, distributors, customers, other business associates, and governmental authorities and maintaining all permits and registrations in connection with Onvia’s intellectual property and insurance policies. Without limiting the generality of the foregoing and subject to certain exceptions, Onvia may not take any of the following actions without the prior written consent of Parent:

•	declare, authorize, set aside or pay any dividend or make any other distribution in respect of any shares of Onvia’s capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of Onvia’s capital stock, other than (A) acquisitions by Onvia of Shares in connection with the surrender by holders of stock options to pay the exercise price of such stock options, (B) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to Onvia’s equity plans and (C) the acquisition by Onvia of stock options or restricted stock units in accordance with the terms thereof in effect as of the date of the Merger Agreement, as applicable, in connection with the forfeiture of such awards;

•	sell, issue, grant or authorize the issuance or grant of, or accelerate the vesting or modify the terms of, (A) any capital stock or other security, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that Onvia may issue Shares upon the valid exercise of stock options or pursuant to restricted stock units, in each case outstanding as of the date of the Merger Agreement;

•	split, combine or reclassify its outstanding shares of capital stock or enter into any agreement with respect to voting of any of its capital stock or any securities convertible into or exchangeable for such capital stock;

•

except as required by applicable laws, (A) increase (other than by an amount which is not material and which occurred in the ordinary course of business consistent with past practice) the compensation payable or that could become payable by Onvia to directors, managers, officers or employees, (B) enter into or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, (C) terminate the employment of any employee or services of any service provider, other than for cause or the termination of (1) an employee with a base salary of less than $65,000 on an annualized basis or (2) a service provider whom Onvia pays less than $65,000 on an annualized basis, (D) hire any employee with a base salary greater than or equal to $65,000 on an annualized basis or a service provider whom Onvia pays at least $65,000 on an annualized basis, (E) establish, adopt, enter into, amend, terminate or take any action to accelerate rights under any employee plan, (F) pay any pension or retirement allowance not allowed by any existing employee plan or similar agreement, (G) make any discretionary contributions to pension or retirement plans in excess of the minimum required contributions as required by the Pension Protection Act of 2006 or (H) pay any bonus to any director or executive officer;

•	enter into, adopt, amend, terminate or extend any collective bargaining contract, or any similar agreement with any union, works council or similar employee representative body;

•	amend, modify or waive any provision of, or permit the adoption of, any amendment to Onvia’s certificate of incorporation, bylaws or other charter or organizational documents;

•	(A) acquire any equity interest or other interest in any other entity, or (B) enter into any joint venture, partnership or similar arrangement providing for the sharing of profits and losses;

•	incur any indebtedness for borrowed money or issue any debt securities or other rights to acquire debt securities of Onvia or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other person;

•	pre-pay any long-term debt or accelerate or delay any payments or the collection of payments due to Onvia, except in the ordinary course of business of Onvia;

•	make any capital expenditure in excess of $100,000 individually or $200,000 in the aggregate;

•	take any action, outside the ordinary course of business consistent with past practices, that would materially diminish the working capital of Onvia;

•	materially change recurring or non-recurring rates, promotions, sales incentives, commission plans, credit policies or collections procedures;

•	enter into or renew any contract with a term greater than one year and/or annual payments by Onvia greater than $100,000;

•	amend in any material respect or waive any of its material rights under any material contract, except in the ordinary course of business consistent with past practice or that would not materially and adversely affect the business of Onvia;

•	(A) other than in the ordinary course of business of Onvia, acquire, lease, license or sublicense any material right or other material asset, including intellectual property, from any other person; (B) divest, sell or otherwise dispose of, or lease, license or sublicense, or grant any covenants not to assert or sue with respect to, any material right or other material asset, including material intellectual property, to any other person, except sales of products and grants of non-exclusive licenses in the ordinary course of business; or (C) waive or relinquish, abandon, allow to lapse or encumber (except for any permitted encumbrance) any material right or material asset, including material intellectual property;

•	enter into any new line of business that is material to Onvia, taken as a whole, or materially change any of its technology or operating policies that are material, individually or in the aggregate, to Onvia, taken as a whole, except in the ordinary course of business or as required by applicable laws;

•	lend money or make capital contributions to, or make investments in, any person, except in each case in the ordinary course of business of Onvia, or make (A) extensions of credit to customers except in the ordinary course of business or (B) advances to directors, officers and other employees for travel and other business-related expenses, except in each case in the ordinary course of business and in compliance in all material respects with Onvia’s policies related thereto;

•	make or change any material tax election, settle or compromise any material tax liability, claim or assessment, change any annual tax accounting period, change or consent to any change in any material tax accounting method, file any material amended tax return, enter into any closing agreement, surrender any right to claim a material tax refund, or waive or extend or consent to any extension or waiver of the statute of limitations period applicable to the collection or assessment of any material taxes;

•	waive, release or assign its rights with respect to any legal proceeding in which Onvia is seeking monetary damages in excess of $100,000 individually and $200,000 in the aggregate;

•	commence or settle any legal proceeding except for the settlement of any legal proceedings or other claim that is for solely monetary payments of no more than $100,000 individually and $200,000 in the aggregate;

•	change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or applicable laws;

•	adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restricting or other reorganization;

•	enter into any transactions or contracts with any affiliate or other person that would be required to be disclosed by Onvia under Item 404 of Regulation S-K of the SEC;

•	conduct the businesses of Onvia in a manner that would cause Onvia to become an “investment company” subject to registration under the Investment Company Act of 1940, as amended;

•	materially accelerate the payment of any accounts payable outside of the ordinary course of business consistent with past practice;

•	pay any transaction expense in excess of the budget set forth on the disclosure schedules of the Merger Agreement, or

•	agree or commit to take any of the foregoing actions.

No Solicitation. Until the earlier of the Effective Time and the termination of the Merger Agreement, Onvia will not, and will instruct its representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly take any action to induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below) (including by granting any waiver under Section 203 of the DGCL) or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information, or afford access to the books, records or representatives of Onvia, regarding any of Onvia to any person in response to an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (except to state they are not permitted to engage in such discussions or negotiations pursuant to the terms of the Merger Agreement); (iii) participate in discussions or negotiations with any person with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal; (v) enter into any contract, letter of intent or term sheet contemplating any Acquisition Transaction (as defined below) or modify or amend any provision in any contract in connection with any Acquisition Proposal (other than entry into an Acceptable Confidentiality Agreement (as defined below)); (vi) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by Onvia in connection with any Acquisition Proposal (other than to the extent the Onvia Board determines in good faith, after consultation with its outside financial and legal advisors, that failure to take such actions would be consistent with the director’s fiduciary duties or obligations under applicable laws); (vii) take any action to make the provisions of any takeover laws inapplicable to any transactions contemplated by any Acquisition Proposal; or (viii) resolve or publicly propose or announce to do any of the foregoing.

Notwithstanding the above, prior to the Offer Acceptance Time, Onvia and its representatives are not prohibited from furnishing information regarding Onvia to, or entering into or participating in discussions or negotiations with, any person in response to a bona-fide written Acquisition Proposal that is submitted after the date of the Merger Agreement to Onvia by such person (and not withdrawn) if (A) such Acquisition Proposal was not solicited in breach of the Merger Agreement, (B) the Onvia Board concludes in good faith, after consultation with its outside legal counsel and its financial advisor, that (1) such bona-fide written Acquisition Proposal constitutes a Superior Offer (as defined below) or would reasonably be expected to lead to a Superior Offer and (2) the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Onvia Board, (C) prior to furnishing any such information to, or entering into discussions with, such person, Parent receives written notice from Onvia stating (1) the identity of such person, (2) that the Onvia Board has made the determination set forth in clause (B)(2) above and (3) Onvia’s intention to furnish information to, or enter into discussions with, such person and providing an unredacted copy of all material documents and written communications provided (as of such date) in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (D) prior to furnishing such information, Onvia receives from such person an executed confidentiality agreement in a customary form that is no less restrictive in any material respect to the other party than the Confidentiality Agreement is to Parent (each, an “Acceptable Confidentiality Agreement”) and delivers an executed copy of such Acceptable Confidentiality Agreement to Parent, and (E) Onvia concurrently furnishes all such information to Parent (to the extent such information has not been previously furnished or made available by Onvia to Parent or Parent’s representatives).

Until the earlier of the Effective Time and the termination of the Merger Agreement, Onvia will promptly advise Parent of any bona fide Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal, including (i) the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (ii) an unredacted copy of all material documents and written communications provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (iii) a written summary of all material oral communications made by any person with respect thereto. After receipt of the Acquisition Proposal, inquiry, indication of interest or request, Onvia will keep Parent informed of any material change in the status, terms and pertinent details thereof (including by providing prompt notice of all material amendments thereto) and will promptly provide to Parent a copy of all unredacted written materials subsequently provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

As of the date of the Merger Agreement, Onvia will immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal. Onvia will promptly demand that each person that has executed a confidentiality agreement with Onvia or any of its affiliates or any of its or their representatives with respect to such person’s consideration of a possible Acquisition Proposal to immediately return or destroy (and will demand such destruction subsequently be certified in writing by such person to Onvia if such person is required to do so pursuant to the terms of the non-disclosure or confidentiality agreement between such person and Onvia) all confidential information furnished by Onvia or any of its or their affiliates or representatives to such person, its subsidiaries or any of its or their affiliates or representatives, in each case pursuant to the terms of such confidentiality agreement.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent or Purchaser) relating to, or that could reasonably be expected to lead to, any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving:

(a)

any merger, consolidation, business combination or similar transaction or series of transactions involving Onvia (i) pursuant to which any person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than stockholders of Onvia (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than ten percent (10%) of the outstanding Shares after giving effect to the consummation of such transaction or (ii) as a result of which the stockholders of Onvia (as a group) immediately prior to the consummation of such transaction would hold Shares representing less than ninety percent (90%) of the outstanding Shares after giving effect to the consummation of such transaction;

(b)	any direct or indirect sale, license, lease, transfer, exchange or other disposition, in any transaction or series of transactions of any business or tangible or intangible assets representing ten percent (10%) or more of the assets of Onvia (or assets that account for ten percent (10%) of Onvia’s income or revenue), taken as a whole;

(c)	any direct or indirect issuance, sale, or other disposition, in any transaction or series of transactions, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing ten percent (10%) or more of the outstanding shares of capital stock or voting power of Onvia; or

(d)	any tender offer or exchange offer, in any transaction or series of transactions, that if consummated would result in or would reasonably be expected to result in any person or group beneficially owning ten percent (10%) or more of the outstanding Shares or voting power of Onvia or in which any person or group will acquire the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding Shares or voting power of Onvia.

“Superior Offer” means a bona fide written Acquisition Proposal made by a third party after the date of the Merger Agreement and not solicited in breach of the no solicitation provisions of the Merger Agreement, that the Onvia Board determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to Onvia’s stockholders from a financial point of view than the terms of the Offer and the Merger (after taking into account any revisions to such terms proposed by Parent in accordance with the Merger Agreement) and is reasonably capable of being completed on the terms proposed, taking into account all factors deemed relevant, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available, by the Onvia Board; provided, however, that for purposes of the definition of “Superior Offer” each reference to “ten (10%)” in the definition of “Acquisition Transaction” will be deemed to be a reference to “ninety percent (90%).”

Board Recommendation. Except as otherwise permitted by the Merger Agreement, none of Onvia, the Onvia Board or any committee thereof will (i)(A) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or resolve, determine or propose to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in each case in a manner adverse to Parent or Purchaser, the Board Recommendation or (B) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable) any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Change Recommendation”), (ii) fail to publicly recommend against any Acquisition Proposal, or fail to publicly reaffirm the Board Recommendation, within the later of four business days after receipt of written request by Parent or 10 business days following the commencement by a third party of any tender offer or exchange offer related to the Shares or make any other public statement that is inconsistent with the Board Recommendation, (iii) approve, recommend, submit to stockholders or declare advisable (or resolve, determine or propose to approve, recommend, submit to stockholders or declare advisable), or allow Onvia to execute or enter into, any contract (other than an Acceptable Confidentiality Agreement) constituting or related to the transactions contemplated by the Merger Agreement or (iv) resolve to do any of the foregoing. Notwithstanding the foregoing, neither (1) the confidential determination in and of itself by the Onvia Board (or a committee thereof) that an Acquisition Proposal constitutes, or would reasonably be expected to likely to lead to a Superior Offer, nor (2) the delivery in itself by Onvia to Parent of any notice related to the Change of Recommendation Notice (as defined below) will constitute an Adverse Change Recommendation or violate the no solicitation provisions of the Merger Agreement.

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Offer Acceptance Time, the Onvia Board may make an Adverse Change Recommendation or terminate the Merger

Agreement to enter into a definitive acquisition contract providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if and only if: (i) in the event of a Superior Offer, such Superior Offer was not solicited in breach of the no solicitation provisions of the Merger Agreement; (ii) the Onvia Board determines in good faith, after consultation with Onvia’s outside legal counsel and its financial advisor of nationally recognized reputation, that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be reasonably likely to constitute a breach of the fiduciary duties of the Onvia Board to Onvia’s stockholders under applicable laws; (iii) Parent will have received from Onvia prior written notice of Onvia’s intention to make an Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement at least four business days prior to making any Adverse Change Recommendation or terminating the Merger Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”); and (iv) Onvia will comply with clauses (A) through (E) as follows: (A) prior to giving effect to clauses (B) through (E), the Onvia Board will have determined in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such Acquisition Proposal is a Superior Offer; (B) Onvia will have provided to Parent in writing the material terms and conditions of such Acquisition Proposal and unredacted copies of all material documents relating to such Acquisition Proposal in accordance with the no solicitation provisions of the Merger Agreement; (C) Onvia will have given Parent the four business day period following Parent’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals and will, if requested by Parent, have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent) during the four business day period provided in the foregoing clause (iii) with respect to such proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer; (D) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, the Onvia Board will have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be reasonably likely to constitute a breach of the fiduciary duties of the Onvia Board to Onvia’s stockholders under applicable laws; and (E) if Onvia intends to terminate the Merger Agreement to enter into a Specified Agreement, Onvia will have complied with the relevant provisions of the Merger Agreement.

Filings and Approvals. Onvia and Parent agree to cooperate with each other and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and laws to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental body or other person in connection with the consummation of the transactions contemplated by the Merger Agreement and (ii) provide such information as may reasonably be requested by any governmental body in connection with the transactions contemplated by the Merger Agreement as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period; provided, however, that in no event will any party hereto be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party (excluding any filing fees in connection with any filing or notice to a governmental body) for any consent or approval required for the consummation of the transactions contemplated by the Merger Agreement under any contract.

Additionally, each party agrees to (i) give the other parties prompt notice of the making or commencement of any legal proceeding by or before any governmental body with respect to the transactions contemplated by the Merger Agreement of which such party had knowledge, (ii) keep the other parties reasonably informed as to the status of any such legal proceeding and (iii) promptly inform the other parties of any communication to or from any governmental body to the extent regarding the transactions contemplated by the Merger Agreement or regarding any such legal proceeding, and provide a copy of all written communications. Parent and Onvia will have the right to review (and have their respective counsel review) in advance, and to the extent practicable each will consult the other on, all material information relating to Parent, Purchaser or Onvia, as the case may be, and any of their respective subsidiaries that appears in any filing made with, or written materials submitted to, any governmental body in connection with the Offer and the transactions contemplated by the Merger Agreement and will consider in good faith all comments reasonably proposed by Parent or Onvia, as the case may be; provided, however that materials may be redacted (x) to remove references concerning the valuation of the businesses of Onvia, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. In addition, each party hereto will (A) except as may be prohibited by any legal requirement, permit authorized representatives of the other party to have reasonable access to and be consulted in connection with any proposed written material communication to any governmental body in connection with the transactions contemplated by the Merger Agreement, and (B) as circumstances reasonably permit, consult with the other party in advance of any meeting or conference with a governmental body relating to the transactions contemplated by the Merger Agreement and give the other party the opportunity to attend and participate in such meetings and conferences.

Indemnification of Officers and Directors. The Merger Agreement provides for certain indemnification and insurance rights in favor of Onvia’s current and former directors or officers, whom we refer to as “Indemnified Parties.” Specifically, for a period of six years from the Effective Time, Parent will cause the Surviving Corporation to (i) indemnify and hold harmless the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, settlements, damages or liabilities in connection with actions or omissions occurring or alleged to have occurred at or prior to the Effective Time and advance expenses with respect thereto, and (ii) honor and maintain (A) all rights to advancement of expenses and indemnification of each Indemnified Party, in each case as provided, as applicable, in Onvia’s certificate of incorporation and bylaws, and (B) all rights to advancement of expenses and indemnification in any indemnification agreements between Onvia and any Indemnified Party entered into prior to the date of the Merger Agreement. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and advancement of expenses set forth in Onvia’s certificate of incorporation and bylaws, and any indemnification agreements between Onvia and any Indemnified Party will survive the Merger and continue in full force and effect in accordance with their terms, and such provisions and agreements will not be amended, repealed or otherwise modified for a period of six years after the date on which the Closing occurs (the “Closing Date”), in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable laws or approved in writing by the applicable Indemnified Party.

Parent will cause to be maintained in effect, for at least six years from the Effective Time, the policies of directors’ and officers’ liability insurance maintained by Onvia as of the date of the Merger Agreement (or such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than Onvia’s existing policies), for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring or alleged to have occurred at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement); provided, however, that, in lieu of the purchase of such insurance by Parent or the surviving corporation, Onvia may at its option prior to the Effective Time instruct its authorized insurance broker to procure for Onvia a fully prepaid, non-cancellable six-year run-off program for directors’ and officers’ liability insurance providing the same coverage with respect to matters occurring at or prior to the Effective Time and obtained from the same or similar insurance carriers that currently provide Onvia’s director and officer liability insurance; provided further, that Onvia’s procurement of such fully prepaid run-off policy in accordance with this sentence will be deemed to satisfy in full the obligations of Parent and the Surviving Corporation with respect to this matter.

If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving

Corporation or their respective successors or assigns, as the case may be, assume the obligations with respect to the indemnification and insurance matters described above.

Third Party Consents. Onvia will use commercially reasonable efforts to obtain waivers and consents from any and all third parties with respect to each contract specified in the disclosure schedules of the Merger Agreement; provided that, in connection with obtaining such waivers and consents, Onvia will not agree to any change to such contracts that would be materially adverse to the interest of Onvia or, after the Merger, Parent or the Surviving Corporation, in each case without the prior written consent of Parent.

Publicity. Parent and Onvia will consult with each other and provide each other the reasonable opportunity to review and comment upon any press release or other public announcement with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement before issuing any such press release or public announcement, and such party will consider such comments in good faith; provided that, the foregoing will not apply to: (a) any press release or public announcement to enforce a party’s rights or remedies under the Merger Agreement, (b) public statements in response to questions from analysts or investors, and internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by Parent and Onvia (or individually, if approved by the other party) and (c) communications permitted by Onvia or the Onvia Board pursuant to the no solicitation obligations of the Merger Agreement, including any release or announcement made with respect to a Superior Offer or Adverse Change Recommendation, or communications by Parent or Purchaser directly in response to an Adverse Change Recommendation. The press release announcing the Merger Agreement and the transactions contemplated by the Merger Agreement will be jointly agreed by Parent and Onvia.

Takeover Laws and Rights Plan. If any (a) “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws, or (b) Section 203 of the DGCL (collectively, “Takeover Laws”) becomes, or purports to be, applicable to the transactions contemplated by the Merger Agreement, then Onvia and the Onvia Board will grant such approvals and take all reasonable actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to eliminate and mitigate the effect of any Takeover Law on any of the transactions contemplated by the Merger Agreement. Onvia will cause the Amended and Restated Section 382 Rights Agreement, dated April 24, 2014, by and between Onvia and Computershare Trust Company, N.A., as Rights Agent, as amended (the “Rights Plan”) to terminate upon the Effective Time. Onvia has taken and will continue to take all actions necessary so that neither the execution nor delivery of the Merger Agreement nor the consummation of the transactions contemplated by the Merger Agreement will cause any rights to be granted under the Rights Plan or cause the rights previously granted under the Rights Plan to become exercisable.

Notification of Changes. Prior to the Effective Time, Onvia and Parent will give prompt notice to the other (and will subsequently keep the other informed of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any change, event, occurrence, fact, circumstance, effect or other matter that (a) (i) with respect to Onvia, would result in a Material Adverse Effect and (ii) with respect to Parent or Purchaser, had or would reasonably be expected to have any material adverse effect with respect to the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement, (b) is reasonably likely to result in any of the conditions precedent to the Merger or the Offer not being able to be satisfied prior to the End Date and (c) any legal proceeding commenced or, to such party’s knowledge, threatened against such party which relates to the Merger Agreement or the transactions contemplated by the Merger Agreement; provided, however, that, so long as the party entitled to notice was not prejudiced by such failure, the failure to deliver such notice will not be deemed to be a failure to satisfy a Closing condition unless the underlying facts had caused such condition not to be satisfied. Onvia will give Parent prompt notice of and the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against Onvia or its directors or officers relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 16 Matters. The Onvia Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares (including derivative securities with respect to Shares) in the Offer and the Merger by applicable individuals.

Stock Exchange Delisting; Deregistration. Prior to the Closing Date, Onvia will cooperate with Parent and Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

Rule 14d-10. Prior to the Offer Acceptance Time, Onvia (acting through the Compensation Committee of the Onvia Board) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by Onvia, Parent or any of their respective affiliates with current or future directors, officers or employees of Onvia, the Surviving Corporation and their affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Employee Benefits. For a period of 12 months following the Effective Time, Parent or a subsidiary of Parent will maintain or provide for the benefit of each employee of the Company who continues his or her employment with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (each, a “Continuing Employee”) compensation and benefit plans and arrangements (other than the opportunity to participate in equity-based benefits and individual employment agreements) that are at levels that are no less favorable, in the aggregate, than those provided to similarly situated employees of the Parent or a subsidiary of Parent. Such compensation and benefit plans and arrangements will be maintained by Parent or any of its affiliates, as permitted under the Merger Agreement.

Parent or the applicable subsidiary of Parent will cause to be granted to such Continuing Employee credit for all service with Onvia prior to the Effective Time for purposes of eligibility and vesting in the benefit and compensation arrangements determined above. In addition, Parent or the applicable subsidiary will use commercially reasonable efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in the compensation and benefit arrangements determined above. For purposes of each benefit plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, Parent or the applicable subsidiary will use commercially reasonable efforts to cause all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such benefit plan to be waived for such Continuing Employee and his or her covered dependents. Parent or the applicable subsidiary will further use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the old benefit plans ending on the date that such Continuing Employee’s participation in the corresponding new benefit plan begins to be given full credit pursuant to such new benefit plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new benefit plan determined above, and will cause any flexible spending account or other balances under the old benefit plans at the end of less than a full plan year to be available to the Continuing Employee under the new benefit plan in the first year of participation. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time.

Prior to the Closing Date, Onvia will (i) terminate each employee plan that is intended to constitute a 401(k) plan of Onvia (each, a “401(k) Plan”) effective no later than the day immediately preceding the Closing Date,

(ii) adopt any and all amendments to each 401(k) Plan as may be necessary to ensure compliance with all applicable requirements of the Code (including all qualification requirements), and (iii) take such other actions in connection with the termination of any 401(k) Plan as Parent may reasonably request, unless Parent notifies Onvia in writing at least five days prior to the Closing Date that termination of such 401(k) Plan is not necessary. Unless Parent provides the notice described in the preceding sentence to Onvia, Onvia will, prior to the Closing Date, provide Parent with evidence reasonably satisfactory to Parent that (x) each 401(k) Plan has been terminated effective no later than the day before the Closing Date pursuant to resolutions of the Onvia Board, (y) each 401(k) Plan has been amended as described above, and (z) all other actions requested by Parent have been completed (and the form and substance of the resolutions and amendments referred to above will be subject to the prior review and approval of Parent).

Nothing in the Merger Agreement, whether express or implied, is intended nor will be construed to (i) be treated as an amendment to any particular employee plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance with their terms at any time, or (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any other subsidiary of the Surviving Corporation and the employment of each Continuing Employee will be “at will” employment.

Termination. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of Parent and Onvia;

•	by either Parent or Onvia if a court of competent jurisdiction or other governmental body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

•	by Parent any time prior to the Offer Acceptance Time, if:

•	Onvia, the Onvia Board or any committee thereof has made an Adverse Change Recommendation;

•	Onvia breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement and which breach or failure (A) would give rise to the failure of a condition set forth in clauses 2(a), (b) or (d) set forth in Section 13 — “Conditions of the Offer” and (B) by its nature cannot be cured or has not been cured by Onvia by the earlier of (1) the End Date and (2) the date that is 20 business days after Onvia’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Purchaser is then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement; or

•	Onvia has willfully or materially breached any of its non-solicitation obligations under the Merger Agreement in a manner that adversely affects the rights of Purchaser or Parent under the Merger Agreement.

•	by either Parent or Onvia if the Offer Acceptance Time has not occurred on or prior to the close of business on the End Date; provided, however, that the right to so terminate the Merger Agreement will not be permitted if (i) a breach by such party of any provision of the Merger Agreement will have proximately caused the failure of the Offer Acceptance Time to have so occurred or (ii) the other party has filed (and is then pursuing) an action seeking specific performance as permitted under the Merger Agreement (an “End Date Termination”);

•

by Onvia at any time prior to the Offer Acceptance Time, to accept a Superior Offer and enter into the Specified Agreement relating to such Superior Offer, if (i) such Superior Offer has not been solicited in breach of, and Onvia has not breached any of its obligations under, the non-solicitation covenants contained in the Merger Agreement, (ii) the Onvia Board, after satisfying all of the requirements set forth in the non-solicitation covenants contained in the Merger Agreement, has authorized Onvia to enter into a Specified Agreement, and (iii) Onvia has paid the Termination Fee (as defined below) and entered into the Specified Agreement substantially concurrently with the termination of the Merger Agreement pursuant to this paragraph (a “Superior Offer Termination”);

•	by Onvia at any time prior to the Offer Acceptance Time, if Parent or Purchaser breaches any of their respective representations or warranties, or fails to perform any of their respective covenants or agreements contained in the Merger Agreement and which breach or failure (x) would, individually or when aggregated with any such other breaches of failures, reasonably be expected to have a material and adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement and (y) by its nature cannot be cured or has not been cured by Parent or Purchaser as applicable, by the earlier of (A) the End Date and (B) the date that is 20 business days after Parent’s receipt of written notice of such breach from Onvia, but only so long as Onvia is not then in material breach of its representations or warranties or then materially failing to perform its covenants or agreements contained in the Merger Agreement.

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions); provided, however, the Confidentiality Agreement (as defined below) will survive termination of the Merger Agreement and continue in full force and effect; no party will be relieved from any liability for any willful and intentional breach prior to the date of termination; and no party’s right to compel specific performance of any other party of its obligations under the Merger Agreement will be impaired.

Termination Fee. In the event that the Merger Agreement is terminated in one of the following manners, Onvia will pay to Parent $4,000,000 in cash (the “Termination Fee”):

•	by Parent or Onvia due to an End Date Termination if (i) after the date of the Merger Agreement and prior to termination of the Merger Agreement, an Acquisition Proposal has been publicly made, commenced or submitted or announced and not withdrawn and (ii) Onvia enters into a definitive agreement to engage in, or consummates, an Acquisition Transaction within 12 months after such termination;

•	by Parent if Onvia, the Onvia Board or any committee thereof has made an Adverse Change Recommendation or Onvia has willfully or materially breached any of its non-solicitation obligations under the Merger Agreement in a manner that adversely affects the rights of Purchaser or Parent under the Merger Agreement; or

•	by Onvia due to a Superior Offer Termination.

Solely for purposes of the above, “ten percent (10%)” or to “ninety percent (90%)” in the definition of Acquisition Transaction will be deemed to be references to “fifty percent (50%).”

Expenses. Except as set forth above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, whether or not the Offer and the Merger are consummated.

Guarantor. The Merger Agreement provides that Deltek absolutely, unconditionally and irrevocably guarantees to Onvia, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to the Merger Agreement (the “Obligations”). If Parent or Purchaser fails to pay or perform the Obligations when due, then all of Deltek’s liabilities to Onvia in respect of such Obligations will, at Onvia’s option, become immediately due and payable and Onvia may at any time take any and all actions available under the Merger Agreement or under applicable law to enforce and collect the Obligations from Deltek. Deltek acknowledges that Onvia may, in its sole discretion, bring and prosecute a separate action or actions against Deltek for the full amount of the Obligations, regardless of whether any action is brought against Parent or Purchaser. Deltek acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement.

Confidentiality Agreement. On August 1, 2017, Roper and Onvia entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Roper agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for the purpose of evaluating a possible transaction between Roper and Onvia. Under the Confidentiality Agreement, Roper is also subject to certain customary “standstill” restrictions with respect to the securities of Onvia for one year after the date of the Confidentiality Agreement and certain non-solicitation restrictions with respect to employees of Onvia for one year after the date of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds

Pursuant to a guarantee entered into in connection with the Merger Agreement, Deltek will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total purchase price to acquire all of the Shares in the Offer, to provide funding for the consideration to be paid in the Merger will be approximately $70 million. The Offer is not conditioned upon any financing arrangements. Purchaser intends to finance the acquisition of Shares in the Offer and Merger with its and its affiliates’ cash on hand.

13.	Conditions of the Offer

For the purposes of this Section 13, capitalized terms used but not defined have the meanings set forth in the Merger Agreement.

Notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Purchaser will not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), will not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not accepted for payment or paid for), if:

(1)	There has not been validly tendered (and not otherwise properly withdrawn) immediately prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its subsidiaries (if any), would represent at least one Share more than half of all of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price) (the “Minimum Condition”);

(2)	Immediately prior to the expiration of the Offer, any of the following conditions have not been satisfied (or, to the extent permitted under the Merger Agreement and applicable laws, waived):

(a)

The representations and warranties of Onvia (i) set forth in Section 3.3 (Capitalization, Etc.), Section 3.4 (Authority), Section 3.22 (Inapplicability of Takeover Laws), Section 3.24 (Fairness Opinion) and Section 3.25 (Brokers and Finders) of the Merger Agreement have been accurate in all material respects as of the date of the Merger Agreement and are accurate in all material respects at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) set forth in the Merger Agreement, other than those sections specifically identified in clause (i) of this paragraph (a), have been accurate (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and will be accurate (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Date with the same effect as though made as of the Expiration Date (in each case except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(b)	Onvia has performed or complied in all material respects with all covenants and obligations that Onvia is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

(c)	Parent has received a certificate signed on behalf of Onvia by the Chief Executive Officer or Chief Financial Officer of Onvia to the effect that the conditions in clauses (2)(a) and (2)(b) above have been satisfied;

(d)	Since the date of the Merger Agreement, a Material Adverse Effect has not occurred;

(e)	There has not been in effect any law or order deemed applicable to the Offer or the Merger which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

(f)	There is no pending legal proceeding by a governmental body having authority over Parent, Purchaser or Onvia challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger; and

(g)	The Merger Agreement has not been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of Onvia.

14.	Dividends and Distributions

Under the terms of the Merger Agreement, without Parent’s prior written consent, Onvia is not permitted to declare, authorize, set aside or pay any dividend or make any other distribution on any shares of its capital stock. See Section 14 — “Dividends and Distributions” of this Offer to Purchase. See Section 11 — “Purpose of the Offer and Plans for Onvia; Merger Agreement and Other Agreements — The Merger Agreement — Operation of Business” of this Offer to Purchase.

15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Section 15, based on our review of Onvia’s publicly available SEC filings and other information regarding Onvia, we are not aware of any governmental licenses or regulatory permits that appear to be material to the business of Onvia and that might be adversely affected by the acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us as contemplated herein. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Onvia or our business or that certain parts of Onvia or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer” of this Offer to Purchase.

Antitrust Compliance. The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the proposed acquisition of Shares by Purchaser pursuant to the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, no waiting period requirements under that act apply. Nevertheless, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser, Deltek or Onvia or of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. Neither Purchaser nor Parent nor Deltek believes that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

State Takeover Laws. A number of states (including Delaware, where Onvia is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Onvia has represented to us in the Merger Agreement that the Onvia Board (at a meeting duly called and held) has duly adopted resolutions that are sufficient to render inapplicable to Onvia and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer” of this Offer to Purchase.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the following requirements are met: (1) the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer, (2) the Offer fully disclosed Purchaser’s intention to engage in a “going private” transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof and (3) the “going private” transaction was substantially similar to that described in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the stockholders of Onvia. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Onvia will take all necessary and appropriate action to effect the Merger as soon as practicable after the Effective Time without a meeting of stockholders of Onvia in accordance with Section 251(h) of the DGCL.

16.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated at such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL (the “Appraisal Shares”), will be entitled to receive a judicial determination of the fair value of the Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Appraisal Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the per share price to be paid pursuant to the Merger. Moreover, we or Onvia may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

If any holder of Appraisal Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must (among other things) do all of the following:

•	no later than the later of the consummation of the Offer and 20 days after the date of mailing of the notice referred to in the previous paragraph, deliver to Onvia a written demand for appraisal by the holder of record of the Shares, which demand must reasonably inform Onvia of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.

The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

17.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws of the United States of America.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser, Parent or Deltek.

We have filed with the SEC the Schedule TO in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments or supplements thereto. In addition, Onvia has concurrently filed the Schedule 14D-9 in accordance with the Exchange Act, setting forth its recommendation with respect to the Offer and furnishing certain additional related information, and may file amendments or supplements thereto. The Schedule TO and the Schedule 14D-9, and any amendments or supplements thereto, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Onvia — Available Information” of this Offer to Purchase.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Parent, Purchaser, Deltek, Onvia, the Depositary or the Information Agent or any of their respective affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Onvia or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Onvia’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Project Olympus Merger Sub, Inc.

October 19, 2017

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT,

PURCHASER, DELTEK AND ROPER

Project Diamond Intermediate Holdings Corporation (“Parent”)

Set forth below are the name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Parent. Any such positions listed with only one date are currently held by the individual listed and the listed date indicates the start date. The business address of each director and executive officer of Parent is 2291 Wood Oak Drive, Herndon, Virginia 20171. Except as otherwise noted, positions specified are positions with Parent. Each director and executive officer of Parent is a citizen of the United States of America.

Parent Board of Directors

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Jason Conley	Director, President, Treasurer and Assistant Secretary.	Senior Vice President, Finance and Human Resources of Managed Health Care Associates, Inc., an alternate site GPO, and health care services and technology company (2013-2017); Director, Finance and IR of Roper Technologies, Inc., a diversified industrial and technology company (2010-2013).	Managed Health Care Associates, Inc. 25-A Vreeland Rd Suite 200 Florham Park, NJ 07932 Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

John K. Stipancich	Director, Vice President and Secretary.	Executive Vice President, Chief Financial Officer, General Counsel, and Secretary of Newell Brands Inc., a consumer products company (2009-2016).	Newell Brands Inc. 221 River St Hoboken, NJ 07030

Robert Crisci	Director.	Vice President, Finance and Investor Relations of Roper Technologies, Inc., a diversified industrial and technology company (2013-2017); Vice President, VRA Partners, LLC, an investment banking firm (2012-2013).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240 VRA Partners, LLC 3630 Peachtree Rd NE #1000 Atlanta, GA 30326

Parent Executive Officers1

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
John Henry Buhsmer	Vice President.	Vice President, Taxes of Roper Technologies, Inc., a diversified industrial and technology company (2012).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

[1]	Please see the information provided under “Parent Board of Directors” for the information required to be provided for Mr. Conley and Mr. Stipancich.

Project Olympus Merger Sub, Inc. (“Purchaser”)

Set forth below are the name, business address, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Purchaser. Any such positions listed with only one date are currently held by the individual listed and the listed date indicates the start date. The business address of each director and executive officer of Purchaser is 2291 Wood Oak Drive, Herndon, Virginia 20171. Except as otherwise noted, positions specified are positions with Purchaser. Each director and executive officer of Purchaser is a citizen of the United States of America.

Purchaser Board of Directors

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Robert Crisci	Director and President.	Vice President, Finance and Investor Relations of Roper Technologies, Inc., a diversified industrial and technology company (2013-2017); Vice President, VRA Partners, LLC, an investment banking firm (2012-2013).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240 VRA Partners, LLC 3630 Peachtree Rd NE #1000 Atlanta, GA 30326

John K. Stipancich	Director, Vice President and Secretary.	Executive Vice President, Chief Financial Officer, General Counsel and Secretary of Newell Brands Inc., a consumer products company (2009-2016).	Newell Brands Inc. 221 River St Hoboken, NJ 07030

Purchaser Executive Officers2

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
John Henry Buhsmer	Vice President.	Vice President, Taxes of Roper Technologies, Inc., a diversified industrial and technology company (2012).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

[2]	Please see the information provided under “Purchaser Board of Directors” for the information required to be provided for Mr. Conley and Mr. Stipancich.

Deltek, Inc. (“Deltek”)

Set forth below are the name, business address, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Deltek. Any such positions listed with only one date are currently held by the individual listed and the listed date indicates the start date. The business address of each director and executive officer of Deltek is 2291 Wood Oak Drive, Herndon, Virginia 20171. Except as otherwise noted, positions specified are positions with Deltek. Each director and executive officer of Deltek is a citizen of the United States of America.

Deltek Board of Directors

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Jason Conley	Director, Vice President and Assistant Secretary.	Senior Vice President, Finance and Human Resources of Managed Health Care Associates, Inc., an alternate site GPO, and health care services and technology company (2013-2017); Director, Finance and IR, Roper Technologies, Inc., a diversified industrial and technology company (2010-2013).	Managed Health Care Associates, Inc. 25-A Vreeland Rd Suite 200 Florham Park, NJ 07932 Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

John K. Stipancich	Director, Vice President and Secretary.	Executive Vice President, Chief Financial Officer, General Counsel, Secretary of Newell Brands Inc., a consumer products company (2009-2016).	Newell Brands Inc. 221 River St Hoboken, NJ 07030

Robert Crisci	Director.	Vice President, Finance and Investor Relations of Roper Technologies, Inc., a diversified industrial and technology company (2013-2017); Vice President, VRA Partners, LLC, an investment banking firm (2012-2013).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240 VRA Partners, LLC 3630 Peachtree Rd NE #1000 Atlanta, GA 30326

Deltek Executive Officers3

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Michael Corkery	President and CEO.	Executive Vice President and CFO (2012-2013).	2291 Wood Oak Dr Herndon, VA 20171

Michael Krone	CFO.	Senior Vice President and Controller (2012-2013).	2291 Wood Oak Dr Herndon, VA 20171

John Henry Buhsmer	Vice President.	Vice President, Taxes of Roper Technologies, Inc., a diversified industrial and technology company (2012).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

Tracy Schampers	Vice President, Legal.	Associate General Counsel (2013-2015); Assistant General Counsel (2012-2013).	2291 Wood Oak Dr Herndon, VA 20171

[3]	Please see the information provided under “Deltek Board of Directors” for the information required to be provided for Mr. Conley and Mr. Stipancich.

Roper Technologies, Inc. (“Roper”)

Set forth below are the name, business address, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Roper. Any such positions listed with only one date are currently held by the individual listed and the listed date indicates the start date. The business address of each director and executive officer of Roper is 6901 Professional Parkway East, Suite 200, Sarasota, Florida 34240. Except as otherwise noted, positions specified are positions with Roper. Each director and executive officer of Roper is a citizen of the United States of America other than Christopher Wright, who is a permanent resident of the United States.

Roper Board of Directors

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Amy Woods Brinkley	Director.	Founder, owner and manager of AWB Consulting, LLC, an executive advising and risk management consulting business (2009); Director of TD Bank Group, a banking products and services company (2010); Director of Carter’s, Inc., a designer and marketer of children’s apparel (2010); Director of TD Group US Holdings, LLC, a wholly-owned subsidiary of TD Bank Group (2015); Director of the Bank of America Charitable Foundation, a charitable foundation (2009-2015).

AWB Consulting

2225 Sharon Ln Charlotte, NC 28211

TD Bank Group

1701 Marlton Pike E.

Cherry Hill, NJ 08034

Carter’s, Inc.

3438 Peachtree Rd NE #1800

Atlanta, GA 30326

TD Group US Holdings, LLC

1701 Marlton Pike E.

Cherry Hill, NJ 08034

Bank of America Charitable Foundation

150 N. College St., NC1-028-17-06

Charlotte, NC 28255-2271

John F. Fort III	Director.	Not Applicable.

Brian D. Jellison	Director, Chairman of the Board, President and CEO.	Not Applicable.

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Robert D. Johnson	Director.	Director and Chairman of the Board of Spirit AeroSystems, Inc., an aerostructures manufacturer (2006); and Director of Spirit Airlines, Inc., an American ultra low cost airline carrier (2011); Director of Beechcraft Corp., a brand of Textron aviation (2013); Director of SAP Ariba, Inc., an American software and information technology services company (2005-2012).

Spirit AeroSystems, Inc.

3801 S. Oliver St

Wichita, KS 67210

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

Beechcraft Corp.

9709 E Central Ave

Wichita, KS 67206-2507

SAP Ariba, Inc.

3420 Hillview Ave

Building 3

Palo Alto, CA 94304

Robert E. Knowling, Jr.	Director.	Director of Convergys Corporation, a provider of customer management and information management products (2017); Director of Heidrick & Struggles International, a global executive search firm (2000-2015); Director of The Bartech Group, a provider of contingent workforce management, staffing, consulting and BPO solutions (2006-2015); Lead Director of SAP Ariba, Inc., an American software and information technology services company (2000-2012).

Convergys Corporation

201 East Fourth Street

Cincinnati, OH 45202-4206

Heidrick and Struggles International

233 South Wacker Dr

Willis Tower — Suite 4900

Chicago, IL 60606-6303

The Bartech Group

27777 Franklin Road

Suite 600

Southfield, MI 48034

SAP Ariba, Inc.

3420 Hillview Ave

Building 3

Palo Alto, CA 94304

Wilbur J. Prezzano	Director.	Director of TD Ameritrade Holding Corporation, a brokerage firm (2006); Director of TD Bank Financial Group, a banking products and services company (2003-2016); EnPro Industries, Inc., a provider of engineered industrial products for critical applications in a wide range of industries (2006-2014); Board Chair of Snyder’s-Lance, Inc., a salty snack maker (2000-2016).

TD Ameritrade Holding Corporation

200 South 108th Avenue

Omaha, NE 68154

TD Bank Financial Group

1701 Marlton Pike E

Cherry Hill, NJ 08034

EnPro Industries, Inc.

5605 Carnegie Blvd

Suite 500

Charlotte, NC 28209

Synder’s-Lance, Inc.

13515 Ballantyne Corporate Place

Charlotte, NC 28277

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Laura G. Thatcher	Director.	Director of The Atlanta Legal Aid Society, Inc., a provider of free civil legal services to low-income citizens in the Atlanta metro area (2008-2014).	The Atlanta Legal Aid Society, Inc. 54 Ellis St NE Atlanta, GA 30303

Richard F. Wallman	Director.	Director of Convergys Corporation, a provider of customer management and information management products (2007); Director of Extended Stay America, Inc., a provider of short-term and long-term accommodations (2013); Director of Wright Medical Group N.V., a global medical device company (2008); Director of Charles River Laboratories International, Inc., a corporation specializing in a variety of pre-clinical and clinical laboratory services for the pharmaceutical, medical device and biotechnology industries (2008); Director of ESH Hospitality, Inc., a lodging Real Estate Investment Trust (2013-2017); Director of SAP Ariba, Inc., an American software and information technology services company (2002-2012); and Director of Dana Incorporated, a worldwide supplier of drivetrain, sealing, and thermal-management technologies (2010-2013).

Convergys Corporation

201 East Fourth St

Cincinnati, OH 45202-4206

Extended Stay America, Inc.

11525 N. Community House Rd

Suite 100

Charlotte, NC 28277

Wright Medical Group N.V.

1023 Cherry Rd

Memphis, TN 38117

Charles River Laboratories International, Inc.

251 Ballardvale St

Wilmington, MA 01887

SAP Ariba, Inc.

3420 Hillview Ave

Building 3

Palo Alto, CA 94304

Dana Incorporated

3939 Technology Dr

Maumee, OH 43537

Christopher Wright	Director.	Chairman of EMAlternatives LLC, a private equity fund investor (2007).	EMAlternatives, LLC 2020 Pennsylvania Ave NW Suite 283 Washington, DC 20006

Roper Executive Officers

Name	Current Principal Occupation or Employment	Material Occupations, Positions, Offices or Employment during the Past Five Years	Address of Employment
Brian D. Jellison	President and CEO, Director, Chairman of the Board.	Not Applicable.

Neil Hunn	Executive Vice President.	Group Vice President of Roper Technologies, Inc., a diversified industrial and technology company (2011-2017).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

Paul J. Soni	Executive Vice President.	Vice President, Controller of Roper Technologies, Inc., a diversified industrial and technology company (2006-2017).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

Jason Conley	Vice President, Controller.	Senior Vice President, Finance and Human Resources of Managed Health Care Associates, an alternate site GPO, and health care services and technology company (2013-2017); Director, Finance and IR, Roper Technologies, Inc., a diversified industrial and technology company (2010-2013).	Managed Health Care Associates, Inc. 25-A Vreeland Rd Suite 200 Florham Park, NJ 07932 Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240

Robert Crisci	Vice President, Chief Financial Officer.	Vice President, Finance and Investor Relations of Roper Technologies, Inc., a diversified industrial and technology company (2013-2017); Vice President, VRA Partners, LLC, an investment banking firm (2012-2013).	Roper Technologies, Inc. 6901 Professional Pkwy East Suite 200 Sarasota, FL 34240 VRA Partners, LLC 3630 Peachtree Rd NE #1000 Atlanta, GA 30326

John K. Stipancich	Vice President, General Counsel, Secretary.	Previously Executive Vice President, Chief Financial Officer, General Counsel, Secretary of Newell Brands Inc., a consumer products company (2009-2016).	Newell Brands 221 River St Hoboken, NJ 07030

The Letter of Transmittal, certificates representing Shares and any other required documents should be sent by each stockholder of Onvia or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

If delivering via USPS:	If delivering by hand, UPS or FedEx:
Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com